Tomichi Creek Outfitters

November 27, 2013

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:

Tomichi Creek Outfitters

Registration Statement on Form S-1

Filed November 12, 2013

File No. 333-190727

Dear Mr. Dobbie:

Tomichi Creek Outfitters submits this letter to you in response to your letter of November 22, 2013, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Outside Front Cover of Prospectus, page 2

1.

Please revise the reference to the risk factors section to refer to the correct page.

RESPONSE:

We acknowledge the Staff’s comment and the Company has revised the reference to the risk factors to refer to the correct page.

COMMENT:

Summary Information and Risk Factors, page 4

2.

We note your response to our prior comment 6 and reissue.  Please revise to disclose your monthly “burn rate,” or how much capital you actually expend per month, in the first full paragraph on page 5.  Please also disclose the amount of cash on hand as of the most recent practicable date.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the amended filing to include our monthly “burn rate” in the first full paragraph on page 5.  In addition, we have also disclosed the amount of cash we have on hand as of November 27, 2013.

COMMENT:

Risk Factors, page 8

Risks Associated with Our Company, page 8

Mr. Gindro is involved in other business activities, page 8

3.

Please expand upon the discussion in this section to identify and describe Mr. Gindro’s other business activities.

RESPONSE:

We acknowledge the Staff’s comment and the Company has expanded upon the discussion in the Risk Factors to describe Mr. Gindro’s other business activities.

COMMENT:

Business Overview, page 18

Product Development, page 19

4.

We note your response to our prior comment 9.  Please reconcile your disclosure that you offer hunts that “range from all inclusive day hunts to multiple day hunts,” with the disclosure that at the $1,500 level clients “bring all their own gear.”  It does not appear that your lowest price service is “all inclusive.”

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to clarify the range of hunts we offer.  We revised the “Product Development” section and it appears in the revised filing as written below.

“We offer guided hunts that range from day hunts where clients bring all their own gear to multiple day hunts which include camping in areas where the game is most plentiful.”

COMMENT:

Management’s Discussion and Analysis, page 35

Liquidity, page 38

5.

The first and second sentences of the second paragraph of this section appear to be repetitive.  Please revise accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed one of the sentences because they were repetitive.

COMMENT:

Directors, Executive Officers, Promoters and Control Persons, page 38

6.

We note your response to our prior comment 13 and reissue in part.  Please revise to provide a brief description of Mr. Gindro’s role with Green Tech Enterprises, as well as the reason it was formed.  Additionally, it appears that Green Tech Enterprises is categorized as “Delinquent” with the Colorado Secretary of State, rather than “dissolved.”  If true, please revise your disclosure accordingly.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised our filing to include a brief description of Mr. Gindro’s role with Green Tech Enterprises, as well as the reason it was formed.  In addition, we disclosed the accurate status of the Company as it appears with the Colorado Secretary of State.  We have provided a copy of the revised and clarified statement as it now appears in the amended filing below.

“In 2011 Mr. Gindro was the founder of Green Tech Enterprises.  The Limited Liability Colorado Company was formed for the specific purpose of bidding on government funded landscaping jobs.  Mr. Gindro’s role with the Company was to bid on available jobs and once a bid was secured he had planned to oversee the daily operations of the business.  Green Tech Enterprises was never awarded any projects and therefore Mr. Gindro closed the business within a twelve month period.  The Company is currently listed with the Colorado Secretary of State as “delinquent” and within the next thirty days it will be “dissolved.”

COMMENT:

Transactions with Related Persons, Promoters, and Certain Control Persons, page 41

7.

We note your response to our prior comment 14 and reissue.  It appears that Note 4 has not been revised to reconcile the statement that “the advance is payable on demand and carries no interest” with your disclosure here and elsewhere that Mr. Gindro “does not expect repayment.”

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised Note 4 to disclose that Mr. Gindro does not expect repayment.”

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Jeremy Grindro

Jeremy Gindro

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